SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 15, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

          This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.
Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2011 and 2010 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2010 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
          This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.
Recent Developments and History
Dividend Policy
     On November 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2011 of $0.05 per share of common stock payable on January 5, 2012 to stockholders of record as of December 15, 2011. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.
The Navios Holdings Credit Facility
     Pursuant to an agreement dated November 8, 2011, the maturity date of the $40.0 million credit facility entered into with Navios Maritime Holdings Inc. (“Navios Holdings”) was extended from April 2012 to December 2014.
History and development of Navios Acquisition
     Navios Acquisition was formed on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its offices located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.
     On July 1, 2008, we consummated our IPO in which we sold 25,300,000 units, consisting of one common stock and one warrant, and raised gross proceeds of $253.0 million. Simultaneously with the closing of the IPO, Navios Holdings purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”).
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the acquisition of vessels, referred to herein as the Product and Chemical Tanker Acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the 13 vessels and Navios Acquisition reimbursed Navios Holdings for vessel installments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76.5 million. The initial business combination was treated as an asset acquisition and the consideration paid and fair values of assets and liabilities assumed on May 28, 2010 (See note 3 of the condensed interim financial statements included herein).
     On August 27, 2010, Navios Acquisition completed the “Warrant Exercise Program” under which holders of its publicly traded and privately issued warrants had the opportunity to exercise their warrants on enhanced terms (see note 15 of the condensed interim financial statements included herein).
     On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carriers (“VLCC”) (the “VLCC Acquisition”) for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The purchase price was financed as follows: (a) $410.5 million of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited into a one-year escrow to provide for indemnity or other claims (see note 19 of the condensed consolidated interim financial statements included herein); and (d) $51.4 million due to a shipyard in 2011 for the newbuilding that was delivered in June 2011. The VLCC Acquisition was accounted for as a business combination. On November 4, 2011, from the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 were released to the sellers and the remaining 217,159 were returned to Navios Acquisition.
     On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Existing Notes”).

     On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104.7 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.
     The Additional Notes are identical to the $400.0 million of Existing Notes and both the Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC (including the Shinyo Kieran, that was delivered in June 2011) owned by certain subsidiary guarantors. The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. The subsidiary guarantees are full and unconditional, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, including when a subsidiary is sold or all of its assets are sold or when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the bond indenture. The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes.
     A registration statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011, we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, a 100% of the outstanding Additional Notes were exchanged.
     Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.
Equity Transactions
     Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition.
     As of November 7, 2011, Navios Acquisition had outstanding: 40,716,657 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two new build LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Holdings, 6,020,079 public warrants and 17,915 units (consisting of one common share and one warrant).
Vessel Deliveries and Acquisitions
     On January 27, 2011, Navios Acquisition took delivery of a 25,145 dwt chemical tanker, the Nave Polaris, from a South Korean shipyard, for a total cost of $31.8 million. Cash paid was $4.5 million and $27.3 million was transferred from vessel deposits.
     On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119.1 million. Cash paid was $28.9 million and $90.2 million was transferred from vessel deposits.
     On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt and attached time charter, for a total cost of $42.4 million that was paid in cash. Favorable lease terms recognized through this transaction amounted to $5.1 million and the balance of $37.3 million was classified under vessels, net.
     On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt and attached time charter, for a total cost of $42.5 million that was paid in cash. Favorable lease terms recognized through this transaction amounted to $5.2 million and the balance of $37.3 million was classified under vessels, net.
Fleet
     “Core fleet” refers to tanker vessels, including the new buildings to be delivered. The current “core fleet” consists of 26 vessels totalling 3,169,858 dwt. The 13 vessels in operation aggregate approximately 2,369,858 dwt and have an average age of 6.4 years. Navios Acquisition has currently fixed 100%, 73.6% and 42.5% of its 2011, 2012 and 2013 available days, respectively, of its fleet, representing contracted revenues (net of commissions), based on the rates from current charter agreements of $123.6 million, $138.9 million and $128.8 million, respectively. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these revenues would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $29,329, $29,506 and $32,089 for 2011, 2012 and 2013, respectively.

Vessels				Net Charter			Expiration
Owned Vessels	Type	Date Built	DWT	Rate(1)		Profit Share	Date(2)
Colin Jacob	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Ariadne Jacob	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Cosmos	Chemical Tanker	2010	25,130	11,213		60%/40%	February 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,213		60%/40%	January 2012
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625	(5)	50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014

Nave Andromeda	LR1	Q4 2011	75,000	11,850	(6)	100% up to $15,000	November 2014
						50% above $15,000
Owned Vessels to be Delivered
Nave Estella	LR1	Q1 2012	75,000	11,850	(7)	90/10% up to $15,000	January 2015
						50%/50% above $15,000
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	On October 28, 2011, the charter contracts of the Colin Jacob and Ariadne Jacob were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million payable in installments until June 2015, to compensate for the early termination of the charters and to cover any outstanding receivables.

(4)	Charterer’s option to extend the charter for 1+1+1 years at 12,739 (net) 1st optional year; 13,825 (net) plus 50/50% profit sharing 2nd optional year; 14,813 (net) plus 50/50% profit sharing 3rd optional year.

(5)	Vessel sub chartered at $34,843/day until the third quarter of 2012.

(6)	Charterer’s option to extend charter for 1+1 years at $12,838 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $13,825 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.

(7)	Contract on “subjects” with a time schedule to carry out certain approval activities by the parties. Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90/10% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90/10% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
Charter Policy and Industry Outlook
     Our core fleet consists of 26 vessels, of which seven VLCCs are chartered out for an average of 7.7 years at approximately $40,440 net per day, two LR1 vessels are chartered out for one year at approximately $11,751 net per day, two LR1 vessels (including the one that will be delivered to our fleet in the first quarter of 2012) are chartered out at $11,850 per day for a period of 3 years, two MR2 vessels are chartered out at $22,490 for the first year of the charter and at $21,503 for the remaining period, for an average of 2.9 years and the chemical tankers are chartered out for a period of approximately six months at $11,213 net per day. The remaining vessels being delivered during the period from the second quarter of 2012 through 2013 have not yet been chartered out. We intend to deploy these open vessels to leading charterers in a mix of long, medium and short-term time charters. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.
     We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the crude oil transportation, product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the crude oil transportation, product and chemical tanker sectors and that are currently at cyclically low levels.

     We believe that developments in the marine transportation industry, particularly in the crude oil transportation, product tanker and chemical tanker sectors have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the crude oil transportation, product tanker and chemical tanker sectors during these times of historically low prices.
Factors Affecting Navios Acquisition’s Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:
•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.
     In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:
•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2011	2010	2011	2010
FLEET DATA
Available days (1)	1,054	308	2,815	309
Operating days (2)	1,049	308	2,768	309
Fleet utilization (3)	99.5%	100%	98.3%	100%
Vessels operating at period end	13	8	13	8
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$29,518	$26,129	$29,223	$26,084
Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
     Consistent with industry practice, Navios Acquisition uses TCE rates, which are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period.
     The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet currently in the water, is 6.4 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
     Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.
Period over Period Comparisons
The Three Month Period ended September 30, 2011 compared to the Three Month Period ended September 30, 2010
     The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2011 and 2010. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.
     Expressed in thousands of U.S. dollars

	For the Three	For the Three
	Months	Months
	Ended September	Ended September
	30, 2011	30, 2010
	(unaudited)	(unaudited)
Revenue	$31,127	$8,102
Time charter expenses	(113)	(67)
Direct vessel expenses	(306)	—
Management fees	(9,768)	(2,534)
General and administrative expenses	(1,197)	(409)
Transaction Expenses	—	(8,019)
Depreciation and amortization	(10,828)	(2,376)
Interest income	332	324
Interest expenses and finance cost, net	(12,134)	(1,511)
Other income/ (expense), net	120	(22)

Net loss	$(2,767)	$(6,512)

EBITDA(1)	$20,169	$(2,949)
Adjusted EBITDA(1)	$20,169	$5,070

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. See “ —Reconciliation of EBITDA to Net Cash from Operating Activities and Adjusted EBITDA “ for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under US GAAP.
     For the three month period ended September 30, 2011, Navios Acquisition had 1,054 available days. There were 308 available days in the comparative period of 2010.
     Revenue: Revenue for the three month period ended September 30, 2011 was $31.1 million. Following the delivery of two MR2 Product Tankers, the Bull and the Buddy, on July 12 and 18, 2011, respectively, Navios Acquisition had 1,054 available days, a TCE rate of $29,518 and 13 vessels in operation. Revenue was adversely affected by the scheduled dry dock and special survey of two VLCC tankers. Revenue for the three month period ended September 30, 2010, was $8.1 million, as Navios Acquisition had 308 available days and eight vessels in operation.
     Time charter expenses: Time charter expenses for the three month period ended September 30, 2011 and September 30, 2010 were $0.1 million. These expenses primarily related to broker fees and various voyage expenses.
     Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of one VLCC vessel that was completed in August 5, 2011 of amount $0.3 million for the three month period ended September 30, 2011. There were no direct vessel expenses for the comparative period in 2010.
     Management fees: Management fees for the three month period ended September 30, 2011 increased by $7.3 million to $9.8 million from $2.5 million for the same period of 2010. The increase is attributable to the increased number of operating vessels and available days. Pursuant to a management agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first two years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.
     General and administrative expenses: General and administrative expenses increased by $0.8 million from $0.4 million during the three month period ended September 30, 2010, to $1.2 million for the three month period ended September 30, 2011, due to a $0.3 million increase in administrative services charged by the Manager and a $0.5 million increase in legal, audit and other professional services. Until May 28, 2010, we occupied office space provided by the Manager. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month period ended September 30, 2011, the Manager had charged us $0.4 million for administrative services.
     Transaction expenses: On September 10, 2010, we completed the VLCC acquisition and we incurred certain expenses directly related to this transaction that amounted to $8.0 million. From the $8.0 million, $2.4 million related to various audit, legal and consulting fees and $5.6 million related to the valuation of 3,000 shares of preferred stock issued to an independent third party in connection with the payment of certain consultant and advisory fees. The Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. As a result, we recorded an expense of $5.6 million representing the fair value of the shares on that date with an equal increase in our Additional Paid in Capital. The preferred stock is not subject to any withdrawal or cancellation upon termination of the consulting and advisory fees and was fully expensed in the three month period ended September 30, 2010.
     Depreciation and amortization: Depreciation and amortization for the three months ended September 30, 2011 was $10.8 million compared to $2.4 million for the same period in 2010. Of the $10.8 million, $8.9 million was related to vessel depreciation and $1.9 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC and MR2 vessels.
     Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $12.1 million for the three month period ended September 30, 2011, compared to $1.5 million for the same period in 2010. Interest expense and finance cost for the three month period ended September 30, 2011, related to $10.9 million of bond coupon expenses and $1.2 million interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the three month period ended September 30, 2011 was $327.9 million and the weighted average interest rate was 3.00%.
The Nine Month Period ended September 30, 2011 compared to the Nine Month Period ended September 30, 2010.
     The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2011 and 2010. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

     Expressed in thousands of U.S. dollars

	For the Nine	For the Nine
	Months	Months
	Ended September	Ended September
	30, 2011	30, 2010
	(unaudited)	(unaudited)
Revenue	$82,274	$8,128
Time charter expenses	(1,503)	(67)
Direct vessel expenses	(306)	—
Management fees	(25,408)	(2,548)
General and administrative expenses	(3,112)	(955)
Share based compensation	—	(2,140)
Transaction expenses	—	(8,019)
Write-off of deferred finance costs	(935)	—
Depreciation and amortization	(27,169)	(2,380)
Interest income	1,229	593
Interest expenses and finance cost, net	(31,003)	(1,761)
Other income/ (expense), net	(439)	31

Net loss	$(6,372)	$(9,118)

EBITDA(1)	$50,877	$(5,570)
Adjusted EBITDA(1)	$51,812	$4,589

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. See “ —Reconciliation of EBITDA to Net Cash from Operating Activities and Adjusted EBITDA “ for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under US GAAP.
     For the nine month period ended September 30, 2011, Navios Acquisition had 2,815 available days. There were 309 available days in the comparative period of 2010.
     Revenue: Revenue for the nine month period ended September 30, 2011 was $82.3 million. Following the delivery of the Nave Polaris on January 27, 2011, the Shinyo Kieran on June 8, 2011 and the two MR2 Product Tankers, the Bull and the Buddy, on July 12 and 18, 2011, respectively, Navios Acquisition had 2,815 available days, a TCE rate of $29,223 and 13 vessels in operation. Revenue was adversely affected by the scheduled dry dock and special survey of two VLCC tankers. Revenue for the nine month period ended September 30, 2010, was $8.1 million, as Navios Acquisition had 309 available days and eight vessels in operation.
     Time charter expenses: Time charter expenses for the nine month period ended September 30, 2011 were $1.5 million and $0.1 million for the corresponding period in 2010. These expenses primarily related to broker fees and various voyage expenses.
     Direct vessel expenses: Direct vessel expenses comprised of the amortization of dry dock and special survey costs, of one VLCC vessel that was completed on August 5, 2011 amounting to $0.3 million for the nine month period ended September 30, 2011. There were no direct vessel expenses for the comparative period in 2010.
     Management fees: Management fees for the nine month period ended September 30, 2011 increased by $22.9 million from $2.5 million for the same period of 2010 to $25.4 million. The increase is attributable to the increased amount of operating vessels and available days. Pursuant to a management agreement dated May 28, 2010, the Manager provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first two years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.
     General and administrative expenses: General and administrative expenses increased by $2.1 million from $1.0 million during the nine month period ended September 30, 2010, to $3.1 million for the nine month period ended September 30, 2011, due to a $1.0 million in administrative services charged by the Manager and a $1.1 million increase in legal, audit and other professional services. Until May 28, 2010, we occupied office space provided by the Manager. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the nine month period ended September 30, 2011, the Manager had charged us $1.1 million for administrative services.
     Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 sponsor units to our officers and directors. Each sponsor unit consisted of one warrant and one share of common stock and they vested upon the successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing fair value of the units on that date with an equal increase in our Additional Paid in Capital.
     Transaction expenses: On September 10, 2010, we completed the VLCC acquisition and we incurred certain expenses directly related to this transaction that amounted to $8.0 million. From the $8.0 million, $2.4 million are related to various audit, legal and consulting fees and $5.6 million are related to the valuation of 3,000 shares of preferred stock issued to an independent third party in connection with the payment of certain consultant and advisory fees. The Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. As a result, we recorded an expense of $5.6 million representing the fair value of the shares on that date with an equal increase in our Additional Paid in Capital. The preferred stock is not subject to any withdrawal or cancellation upon termination of the consulting and advisory fees and was fully expensed in the period ended September 30, 2010.
     Write-off of deferred finance costs: In connection with the cancellation of a certain committed credit line in June 2011, deferred finance fees in the amount of $0.9 million were written-off in the Statement of Operations.
     Depreciation and amortization: Depreciation and amortization for the nine months ended September 30, 2011 was $27.2 million compared to $2.4 million for the same period in 2010. Of the $27.2 million, $23.6 million was related to vessel depreciation and $3.6 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels and MR2 vessels.
     Interest income: Interest income increased by $0.6 million to $1.2 million for the nine month period ended September 30, 2011 from $0.6 million for the nine month period ended September 30, 2010.
     Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $31.0 million for the nine month period ended September 30, 2011, compared to $1.8 million for the same period in 2010. Interest expense and finance cost for the nine month period ended September 30, 2011, related to $29.0 million of bond coupon expenses and $2.0 million of interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the nine month period ended September 30, 2011, was $315.6 million and the weighted average interest rate was 3.05%.
          Other income/ (expense) net: Other expense was $0.4 million for nine month period ended September 30, 2011 and was mainly related to claims accruals. Other income for the comparative period of 2010 was below $0.1 million.

Liquidity and Capital Resources
          Our ongoing liquidity needs are met through issuance of equity, new debt and bonds and cash flows from operations.
          On August 27, 2010, we completed a warrant exercise program under which holders of our publicly traded and privately issued warrants had the opportunity to exercise their warrants on enhanced terms. As a result of the warrant exercise program and subsequent warrant exercises, gross proceeds of $78.3 million were raised.
          On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an aggregate purchase price of $587.0 million. The VLCC Acquisition was financed as follows: (a) $410.5 million of assumed bank debt, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 shares of common stock at closing of which 1,378,122 were deposited in a one-year escrow account to provide for indemnity or other claims (see note 19 of the condensed consolidated interim financials statements included herein); and (d) $51.4 million due to a shipyard in 2011 for the newbuilding delivered in June 2011.
          In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012 and was subsequently partially repaid following the issuance of the Existing Notes in October 2010. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an amendment dated November 8, 2011 the maturity of the facility was extended until December 2014.
          On October 21, 2010, Navios Acquisition and Navios Acquisition Finance, its wholly owned finance subsidiary, completed the sale of $400.0 million of the Existing Notes. Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, the securities on six VLCC vessels under their loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343.8 million, and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of $105.0 million of the Additional Notes. The Additional Notes are identical to the Existing Notes and both the Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels (including the new building VLCC, Shinyo Kieran that was delivered in June 2011) owned by certain subsidiary guarantors. The net proceeds of the offering Additional Notes of $104.7 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.
          A registration statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011, we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, a 100% of the outstanding Additional Notes were exchanged.
     The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. Following the consummation of the exchange offer for the Additional Notes, that was completed on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.
Cash Flow
Nine Month Period ended September 30, 2011 compared to the nine Month Period ended September 30, 2010
The following table presents cash flow information for the nine month periods ended September 30, 2011 and September 30, 2010.

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$40,973	$14,670
Net cash used in by investing activities	(166,588)	(41,570)
Net cash provided by financing activities	106,933	67,019

Net (decrease)/increase in cash and cash equivalents	(18,682)	40,119
Cash and Cash Equivalent, beginning of the period	61,360	87

Cash and Cash Equivalent, end of period	$42,678	$40,206

Cash provided by operating activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010.
          Net cash provided by operating activities increased by $26.3 million to $41.0 million for the nine month period ended September 30, 2011 as compared to $14.7 million for the nine month period ended September 30, 2010. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization.

          Net loss for the nine month period ended September 30, 2011 was $6.4 million as compared to $9.1 million for the nine month period ended September 30, 2010. The cumulative effect of the adjustments to reconcile net loss to net cash provided by operating activities was a $30.0 million increase for the nine month period ended September 30, 2011, which consisted of $27.2 million relating to depreciation and amortization, $1.6 million relating to amortization of finance costs, $0.3 million related to the amortization of dry dock and special survey costs and $0.9 million relating to write-off of deferred finance costs.
          Prepaid expenses and other current assets as of September 30, 2011 were $1.9 million and as of December 31, 2010 were $0.4 million. The $1.5 million increase was attributable to: (a) $1.3 million underperformance claim; and (b) $0.5 million increase due to the straight line effect of revenue of the vessels acquired in July 2011 that was partially offset by a $0.3 million decrease in prepaid expenses associated with the VLCC acquisition.
          Capitalized dry dock costs incurred in the nine month period ended September 30, 2011 was $14.0 million and related to the dry dock and special survey costs incurred for two of the VLCC tanker vessels of the fleet.
          Accrued expenses increased by $13.2 million from $9.2 million as of December 31, 2010 to $22.4 million as of September 30, 2011. The primary reasons for the increase were: (a) a $0.8 million increase in accrued voyage expenses; (b) a $12.0 million increase in accrued loan interest and bond coupon expenses; and (c) a $0.4 million increase in accrued general and administrative expenses.
          Amounts due to related parties increased by $23.2 million from $6.1 million at December 31, 2010 to $29.3 million at September 30, 2011, as a result of: (a) a $6.6 million increase in management fees; (b) a $2.8 million increase in accrued administrative expenses and other payables due to affiliated companies; and (c) a $13.8 increase in expenses incurred by the Manager in relation to dry dock and special survey costs of two VLCC vessels.
          Accounts receivable increased by $0.5 million from $4.5 million at December 31, 2010 to $5.0 million at September 30, 2011 due to an increase in amounts due from charterers.
          Deferred revenue decreased by $0.7 million from $2.8 million at December 31, 2010 to $2.1 million at September 30, 2011, due to a decrease in prepaid charter hires.
          Accounts payable decreased by $2.7 million to $0.8 million at September 30, 2011 from $3.5 million at December 31, 2010. The decrease resulted from a $2.3 million decrease in professional and legal fees payable and a $0.6 million decrease in creditors’ payable, which was partially offset by a $0.2 million increase in brokers payable.
          Other long term liabilities of $0.5 million as of September 30, 2011 related to the straight line effect of revenue of the vessels acquired in July 2011.
          Restricted cash related to the interest expense increased by $0.3 million to $0.6 million as of September 30, 2011 from $0.3 million as of December 31, 2010.
Cash used in investing activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010.
          Net cash used in investing activities was $166.6 million at September 30, 2011 as compared to $41.6 million outflow for the same period in 2010.
          Net cash used in investing activities resulted from (a) $29.0 million paid for the delivery of the Shinyo Kieran on June 8, 2011, $4.5 million paid for the delivery of the Nave Polaris and $84.9 million paid for the acquisition of the Bull and the Buddy on July 12, 2011 and July 18, 2011, respectively; and (b) $50.0 million increase in deposits for vessel acquisitions. This increase was partially offset by a $1.8 million decrease in restricted cash.
          Net cash used in investing activities for the nine month period ended September 30, 2010 resulted from the release of $251.5 million from the trust account partially offset by: (a) $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels acquired in our asset acquisition; (b) a $78.7 million paid for the acquisition of the vessels Colin Jacob and Ariadne Jacob that were delivered on June 29, 2010 and July 2, 2010, respectively; (c) $36.0 million paid as deposits for the acquisition of the vessels that will be delivered to us at various dates through December 2012; and (d) $102.0 million paid for the acquisition of the vessels in the VLCC Acquisition, net of cash acquired through working capital.
Cash provided by financing activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010.
          Net cash provided by financing activities for the nine month period ended September 30, 2011 was $106.9 million. For the same period in 2010, $67.0 million cash was provided by financing activities.
          Net cash provided by financing activities resulted from: (a) $188.6 million from loan proceeds net of deferred finance fees and net of premium; and (b) $29.6 million loan proceeds from related party. The increase was partially offset by: (a) $96.3 million repayment of a loan; (b) $6.0 million repayment of a loan to an affiliate; (c) $7.3 million payment of dividends; and (d) $1.6 million increase in restricted cash.
          Net cash provided by financing activities for the nine month period ended September 30, 2010 resulted from: (a) $168.0 million from loan proceeds; and (b) $75.0 million from net proceeds from the warrant exercise program. This increase was partially offset by: (a) $99.3 million payment to holders of 10,021,399 shares of common stock who voted against the initial vessel acquisition and elected to redeem their shares; (b) $8.9 million disbursement to the underwriters of our initial public offering for deferred fees; (c) $1.8 million decrease in restricted cash for loan repayment; and (d) $65.9 million for loan repayments, of which, $65.0 million is associated with facilities acquired in the VLCC Acquisition and $0.9 million with Navios Acquisition’s existing credit facilities.

Reconciliation of EBITDA to Net Cash from Operating Activities

	Three Month	Three Month	Nine Month	Nine Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$18,782	$12,082	$40,973	$14,670
Net decrease in operating assets	1,656	18	2,340	27
Net increase in operating liabilities	(23,085)	(10,481)	(33,644)	(13,540)
Net interest cost	11,802	1,187	29,774	1,168
Share based compensation	—	—	—	(2,140)
Consultancy fees (non-cash)	—	(5,619)	—	(5,619)
Deferred finance costs	(743)	(136)	(1,609)	(136)
Capitalized dry dock and special survey costs, net	11,757	—	13,978	—
Write-off of deferred finance costs	—	—	(935)	—

EBITDA	$20,169	$(2,949)	$50,877	$(5,570)
Write-off of deferred finance costs	—	—	935	—
Share based compensation	—	—	—	2,140
Transaction costs	—	8,019	—	8,019

Adjusted EBITDA	$20,169	$5,070	$51,812	$4,589
EBITDA
          EBITDA represents net loss plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
          Management believes EBITDA provides additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
Adjusted EBITDA
          Adjusted EBITDA for the nine month period ended September 30, 2011, represents EBITDA plus the write-off of the deferred finance costs that was incurred in connection with the cancellation of committed credit.
          Adjusted EBITDA for the three months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition.
          Adjusted EBITDA for the nine months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition and $2.1 million of share based compensation.
          Management believes that Adjusted EBITDA is useful in evaluating Navios Acquisition’s performance and liquidity position because the calculation of Adjusted EBITDA generally eliminates the accounting effect of other items.
          Adjusted EBITDA for the three month period ended September 30, 2011 was $20.1 million as result of $31.1 million of revenue from vessel operations and $0.1 million of other income which was partially offset by: (a) $9.8 million of management fees; (b) $0.1 million of time charter expenses; and (c) $1.2 million of general and administrative expenses.
          Adjusted EBITDA for the nine month period ended September 30, 2011 was $51.8 million as result of $82.2 million of revenue from vessel operations which was partially offset by: (a) $25.4 million of management fees; (b) $1.5 million of time charter expenses; (c) $3.1 million of general and administrative expenses; and (d) $0.4 million of other expenses.
          Adjusted EBITDA for the three month period ended September 30, 2010 was $5.1 million as result of $8.1 million revenue from vessel operations which was partially offset by: (a) $2.5 million management fees; (b) $0.1 million voyage expenses; and (c) $0.4 million general and administrative expenses.
          Adjusted EBITDA for the nine month period ended September 30, 2010 was $4.6 million as result of $8.1 million revenue from vessel operations which was partially offset by: (a) $2.5 million management fees; (b) $0.1 million voyage expenses; and (c) $0.9 million general and administrative expenses.
Long-Term Debt Obligations and Credit Arrangements
8 5/8% First Priority Ship Mortgage Notes
          On October 21, 2010, Navios Acquisition and Navios Acquisition Finance, completed the sale of the $400.0 million of Existing Notes. Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totalling $343.8 million, $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility and the remaining proceeds were used for working capital purposes. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of the $105.0 million of Additional Notes. The net proceeds of the offering of $104.7 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.
          The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. The subsidiary guarantees are full and unconditional, as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the bond indenture upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.
          The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. In addition, we filed a registration statement for the exchange of the Existing Notes which became effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged.

          The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes.
          A registration statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011, we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, 100% of the outstanding Additional Notes were exchanged. Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.
Credit Facilities
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $111.6 million was outstanding under this facility and $36.8 million remains to be drawn.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $36.2 million was drawn under this facility.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $47.5 million was drawn under this facility.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loan is secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. The loan was fully repaid on June 8, 2011 through the net proceeds form the issuance of the Additional Notes. On August 10, 2011 the amount of $12.1 million was drawn from this facility to partially finance the initial instalment of an MR2 vessel that will be delivered in 2012. There was no balance on the loan as of September 30, 2011 as it was fully repaid as of September 30, 2011.
     EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million, each with a final balloon payment of $15.1 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) 275 bps, thereafter. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $34.2 million was drawn under this facility.
     EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.0 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $15.6 million was drawn under this loan agreement.
     ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $54.8 million was drawn under this facility ($27.4 million from each of the two tranches).

     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of September 30, 2011, the outstanding amount under this facility was $36.0 million included under loans due to related parties and interest accrued under this facility of $0.1 million is included under due to related parties. Pursuant to an amendment dated November 8, 2011 the maturity of the facility was extended until December 2014.
As of September 30, 2011, the Company was in compliance with its covenants for all of its debt obligations.
Off-Balance Sheet Arrangements
     Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations
     The following table summarizes Navios Acquisition’s contractual obligations as of September 30, 2011:

	Payments due by period
	(unaudited)
	Less than			More than
(In thousands of U.S. dollars)	1 year	1-3 years	3-5 years	5 years	Total
Long term debt obligations(1)	$12,548	$25,096	$52,755	$714,509	$804,908
Loans due to related parties (2)	—	—	36,000	—	36,000
Vessel deposits (3)	211,737	46,208	—	—	257,945

Total contractual obligations	$224,285	$71,304	$88,755	$714,509	$1,098,853

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.50% to 3.25% per annum or the $505.0 million Notes which have a fixed rate of 8 5/8%.

(2)	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 3.00% per annum.

(3)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through March 2013.
Capital Expenditures
     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean-built chemical tanker, for a total cost of $31.8 million. Cash paid was $4.5 million and $27.3 million was transferred from vessel deposits.
     On June 8, 2011, Navios Acquisition took delivery of the Shinyo Kieran, a 297,066 dwt VLCC tanker, for a total cost of $119.1 million. Cash paid was $28.9 million and $90.2 million was transferred from vessel deposits.
     On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009-built MR2 product tanker vessel of 50,542 dwt and attached charter agreement, for a total cost of $42.4 million that was paid through cash. Favorable lease terms recognized through this transaction amounted to $5.1 million and the balance of $37.3 million was classified under vessels, net.
     On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt and attached charter agreement, for a total cost of $42.5 million that was paid through cash. Favorable lease terms recognized through this transaction amounted to $5.2 million and the balance of $37.3 million was classified under vessels, net.
     Total consideration of the remaining vessels to be delivered, as of September 30, 2011, was approximately $257.9 million. As of September 30, 2011, Navios Acquisition had paid $233.0 million in total installments, which has been included in the financial statements in “Deposits for vessel acquisitions.”
Related Party Transactions
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253.0 million. Simultaneously with the closing of the initial public offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260.6 million. As of September 30, 2011, all of the 7,600,000 privately placed warrants had been exercised for cash into shares of common stock.
     On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President — Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65,000 was paid by Navios Holdings. This compensation was reimbursed to Navios Holdings on November 10, 2010.
     Through May 28, 2010, we agreed to pay Navios Holdings $10,000 per month for office space, as well as certain office and secretarial services.
General and administrative expenses: On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the nine month period ended September 30, 2011, Navios Holdings had charged us $1.1 million for administrative services.

Balance due to related parties: Amounts due to related parties as of September 30, 2011 was $29.3 million, which represented the account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of management fees, administrative fees, dry docking and other expenses. Amounts due to related parties as of December 31, 2010 was $6.1 million, which represented the current account payable to Navios Holdings and its subsidiaries.
Management fees: Pursuant to a Management Agreement dated May 28, 2010, for five years from the closing of the vessel acquisition, a subsidiary of Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $0.3 million per MR2 Product tanker, chemical tanker and LR1 product tanker vessels and will be reimbursed at cost for VLCC vessels. Total management fees for each of the nine month periods ended September 30, 2011 and 2010 amounted to $25.4 million and $2.5 million, respectively. Deferred dry dock and special survey cost, net for nine month period ended September 30, 2011 amounted $13.7 million.
Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer, which provides for, will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of September 30, 2011, the outstanding amount under this facility was $36.0 million and interest accrued under this facility of $0.1 million, was included under loans due to related parties. Pursuant to an amendment dated November 8, 2011 the maturity of the facility was extended to December 2014.
Exchange Agreement: Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition.
Quantitative and Qualitative Disclosures about Market Risks
Foreign Exchange Risk
     Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.
Interest Rate Risk
     As of September 30, 2011, Navios Acquisition had a total of $794.5 million in long-term liabilities. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2011, we paid interest on our outstanding debt at a weighted average interest rate of 3.05% excluding the Existing Notes and Additional Notes. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2011 by $3.0 million.
Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2011, we had six charter counterparties, the most significant of which were DOSCO, Formosa Petrochemical Corporation and Blue Light Chartering Inc., and which counterparties accounted for approximately 45.7%, 9.0%, 12.8%, respectively, of our total revenue.
Inflation
     Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Critical Accounting Policies
     Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Acquisition has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Acquisition’s significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Acquisition’s 2010 annual report on Form 20-F filed with the Securities and Exchange Commission.
     Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Vessels, Net: Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses and interest costs while under construction. Vessels acquired in an asset acquisition are recorded at cost to acquire, and vessels acquired in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The Company estimates the residual values of its tanker vessels based on a scrap value of $285 per lightweight ton, as it believes this level is common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Impairment of Long Lived Assets: Vessels, and certain identifiable intangibles held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     For the nine month period ended September 30, 2011, management of Navios Acquisition, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.
     Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the charter periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
     Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
     Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
     Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
     Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.
     The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
     Navios Acquisition has one reporting unit. No impairment loss was recognized for any of the periods presented.
     Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms and vessel purchase options. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.
     The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of September 30, 2011, there was no impairment of intangible assets.
     Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.
     Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the quarters ended September 30, 2011 and 2010, the amortization expense was $0.3 million and $0, respectively. Accumulated amortization as of September 30, 2011 amounted to $0.3 million.
Recent Accounting Pronouncements
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (the “FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Acquisition adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Goodwill Impairment guidance
     In September 2011, the FASB issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued.. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010	F-6
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-7

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

		September 30,	December 31,
	Notes	2011	2010
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	5	$42,678	$61,360
Restricted cash	5	31,619	15,012
Accounts receivable, net		4,977	4,479
Prepaid expenses and other current assets		1,855	351

Total current assets		81,129	81,202

Vessels, net	6	731,542	529,659
Deposits for vessels acquisitions	6	233,026	296,690
Deferred finance costs, net		20,394	18,178
Goodwill	8	1,579	1,579
Intangible assets — other than goodwill	7	62,041	58,992
Restricted cash long — term portion	5	2,362	18,787
Deferred dry dock and special survey cost, net		13,672	—

Total non-current assets		1,064,616	923,885

Total assets		$1,145,745	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$842	$3,454
Dividend payable	9	2,421	2,421
Accrued expenses	10	22,424	9,219
Due to related parties	13	29,272	6,080
Deferred revenue		2,088	2,765
Current portion of long term debt		12,548	5,086

Total current liabilities		69,595	29,025

Long-term debt, net of current portion	11	794,502	704,332
Loans due to related party	13	36,000	12,391
Other long term liabilities		536	—
Unfavorable lease terms	7	5,099	5,611

Total non-current liabilities		836,137	722,334

Total liabilities		905,732	751,359

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized (1,000,000 as of December 31, 2010); 4,540 and 3,540 issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	15	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized (100,000,000 as of December 31, 2010); 40,734,572 and 48,410,572 issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	15	4	5
Additional paid-in capital	15	259,528	266,870
Accumulated Deficit		(19,519)	(13,147)

Total stockholders’ equity		240,013	253,728

Total liabilities and stockholders’ equity		$1,145,745	$1,005,087

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars—except share and per share data)

		For the Three	For the Three	For the Nine	For the Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$31,127	$8,102	$82,274	$8,128
Time charter expenses		(113)	(67)	(1,503)	(67)
Direct vessel expenses		(306)	—	(306)	—
Management fees	13	(9,768)	(2,534)	(25,408)	(2,548)
General and administrative expenses		(1,197)	(409)	(3,112)	(955)
Share based compensation		—	—	—	(2,140)
Transaction cost		—	(8,019)	—	(8,019)
Write-off of deferred finance costs		—	—	(935)	—
Depreciation and amortization	6,7	(10,828)	(2,376)	(27,169)	(2,380)
Interest income		332	324	1,229	593
Interest expenses and finance cost, net		(12,134)	(1,511)	(31,003)	(1,761)
Other income/(expense), net		120	(22)	(439)	31

Net loss		$(2,767)	$(6,512)	$(6,372)	$(9,118)

Net loss attributable to common stockholders	17	(2,338)	(7,159)	(5,470)	(9,765)

Net loss per share, basic		$(0.06)	$(0.26)	$(0.13)	$(0.34)

Weighted average number of shares, basic		39,356,450	27,819,339	41,858,882	29,131,128

Net loss per share, diluted		$(0.06)	$(0.26)	$(0.13)	$(0.34)

Weighted average number of shares, diluted		39,356,450	27,819,339	41,858,882	29,131,128

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		For the Nine	For the Nine
		Months	Months
		Ended	Ended
		September 30,	September 30,
		2011	2010
	Notes	(unaudited)	(unaudited)
Operating Activities
Net loss		$(6,372)	$(9,118)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,7	27,169	2,380
Amortization of deferred finance costs		1,609	136
Amortization of dry dock costs		306	—
Write-off of deferred finance costs		935	—
Non-cash consulting expense		—	5,619
Share based compensation		—	2,140
Changes in operating assets and liabilities:
(Increase) /decrease in prepaid expenses		(1,504)	1,097
Increase in accounts receivable		(498)	(1,124)
Increase in restricted cash		(338)	—
(Decrease) / increase in accounts payable		(2,612)	3,157
Increase in accrued expenses		13,205	3,945
Payments for dry dock and special survey costs		(13,978)	—
Increase in due to related parties		23,192	3,793
(Decrease)/ increase in deferred revenue		(677)	2,645
Increase in other long term liabilities		536	—

Net cash provided by operating activities		$40,973	$14,670

Investing Activities
Cash paid for net assets acquired net of cash assumed		—	(76,428)
Cash paid for business acquisition net of cash assumed		—	(102,038)
Acquisition of vessels	6	(108,038)	(78,613)
Deposits for vessel acquisition	6	(49,978)	(35,984)
Restricted cash		1,775	—
Acquisition of intangible asset other than goodwill		(10,347)	—
Release from trust account		—	251,493

Net cash used in investing activities		$(166,588)	$(41,570)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	11	188,626	167,989
Loan from related party proceeds		29,609	—
Deferred underwriter’s fee		—	(8,855)
Loan repayment to related party	13	(6,000)	—
Loan repayments	11	(96,340)	(65,932)
Net proceeds from warrant exercise		—	74,976
Conversion of common stock into cash, upon redemption of common stock		—	(99,312)
Dividend paid	9	(7,343)	—
Restricted cash		(1,619)	(1,847)

Net cash provided by financing activities		$106,933	$67,019

Net (decrease)/increase in cash and cash equivalents		(18,682)	40,119
Cash and cash equivalents, beginning of year		61,360	87

Cash and cash equivalents, end of period		$42,678	$40,206

	For the nine month	For the nine month
	period	period
	ended	ended
	September 30, 2011.	September 30, 2010.
	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information
Common shares issued for VLCC acquisition: 1,894,918	$—	$10,745
Cash interest paid	$26,873	$3,006
Non-cash financing activities
Non-cash capitalized interest in vessels under construction	$8,497	$—
Dividend payable	$2,421	$—
Deferred underwriter’s fee	$—	$8,855
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock			(Accumulated
	Number of		Number of		Additional	deficit)/	Total
	Preferred		Common		Paid-in	Retained	Stockholders’
	Shares	Amount	Units/Shares	Amount	Capital	earnings	Equity
Balance, December 31, 2009	—	—	31,625,000	$3	$141,588	$399	$141,990
Common stock redeemed	—	—	(10,021,399)	(1)	—	—	(1)
Common stock not redeemed	—	—	—	—	978	—	978
Directors compensation (290,000 units)	—	—	—	—	2,140	—	2,140
Shares issued from Warrant Tender Program	—	—	18,412,053	2	74,976	—	74,978
Shares issued in business acquisition	—	—	1,894,918	—	10,745	—	10,745
Preferred shares issued	3,000	—	—	—	5,619	—	5,619
Net loss	—	—	—	—	—	(9,118)	(9,118)

Balance, September 30, 2010 (unaudited)	3,000	—	41,910,572	$4	$236,046	$(8,719)	$227,331

Balance, December 31, 2010	3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728
Common stock exchanged for 1,000 Series C Preferred Shares (see Note 15)	1,000	—	(7,676,000)	(1)	1	—	—
Dividend declared	—	—	—	—	(7,343)	—	(7,343)
Net loss	—	—	—	—	—	(6,372)	(6,372)

Balance, September 30, 2011(unaudited)	4,540	—	40,734,572	$4	$259,528	$(19,519)	$240,013

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by the Navios Tankers Management Inc., a subsidiary of Navios Maritime Holdings Inc. (the “Manager”) from its head offices in Piraeus, Greece.
     Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units, consisting of one common stock and one warrant for an aggregate purchase price of $253,000. Simultaneously with the closing of the IPO, Navios Maritime Holdings Inc. (“Navios Holdings”) purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination (see note 3). In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the Company’s investments held in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings.
     On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven very large crude carrier (“VLCC”) vessels for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,561 (see note 4). The purchase price was financed as follows: (a) $410,451 of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims (see note 19 of the condensed consolidate financial statements included herein). The 1,894,918 shares were valued at the opening price of the stock on the date of the acquisition of $5.67; and (d) $51,425 due to a shipyard in 2011 for the newbuilding that was delivered in June 2011.
     On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings (see note 15). Following this exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.
     As of September 30, 2011, Navios Acquisition had outstanding: 40,716,657 shares of common stock, 4,540 shares of preferred stock, 6,037,994 public warrants and 17,915 units (consists of one common share and one warrant).
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2010 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).
(b) Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of September 30, 2011, the entities included in these consolidated financial statements were:
NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)

Navios Maritime Acquisition Corporation and Subsidiaries:		Country of
Company Name	Nature	Incorporation	2011	2010
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 — 9/30	5/28-9/30

Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Anthikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7 — 9/30	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Amindra Navigation Co.	Co-Issuer	Marshall Is.	4/28— 9/30	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Folegandros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 — 9/30	5/28-9/30
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7 — 9/30	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 — 9/30	—
Navios Maritime Acquisition Corporation.	Co-Issuer	Marshall Is.	1/1 — 9/30	1/01 -9/30
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 — 9/30	9/10-9/30
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 — 9/30	9/10-9/30
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 — 9/30	9/10-9/30
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 — 9/30	9/10-9/30
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 — 9/30	9/10-9/30
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 — 9/30	9/10-9/30
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 — 6/30	9/10-9/30
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 — 9/30	5/28-9/30
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 9/30	5/28-9/30

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
(e) Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which is effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Acquisition adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Acquisition’s consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Goodwill Impairment guidance
     In September 2011, the FASB issued an Update to simplify how public entities, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
NOTE 3: INITIAL VESSEL ACQUISITION
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the acquisition of vessels, which constituted its initial business combination. In connection with the stockholder vote to approve the acquisition of vessels, holders of 10,021,399 shares of our common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312 which amount was disbursed from our investments in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to the Company for general operating expenses.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for vessel installments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
     The initial acquisition was treated as an asset acquisition and the following table summarizes the consideration paid and fair values of assets and liabilities assumed on May 28, 2010.

Initial Acquisition of 13 vessels
Restricted Cash	$35,596
Deposits for vessel acquisitions	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long-term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	$76,428
Payable to Navios Holdings	480

Total	$76,908

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
NOTE 4: VLCC ACQUISITION
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for $134,270 of cash and the issuance of 1,894,918 shares of common stock having a fair value of $10,745 (of which 1,378,122 shares are deposited into one-year escrow to provide for indemnity and other claims). The 1,894,918 shares were valued using the opening price of the stock on the date of the acquisition of $5.67.
      On November 4, 2011 a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers.
     Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs include $5,619, which is the fair value of the 3,000 preferred shares, issued to a third party on September 17, 2010, as a compensation for consulting services.
     If the acquisition had been consummated as of January 1, 2010, Navios Acquisition’s pro-forma revenues and net income / (loss) for the three month period ended September 30, 2010 would have been $22,925 and $(4,337), respectively, and for the nine month period ended September 30, 2010 would have been $58,125 and $403, respectively.
     The VLCC Acquisition was treated as a business combination and the following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010 and as further adjusted for the release of the escrow shares:

VLCC Acquisition
Purchase price:
Cash consideration	$134,270
Equity issuance	9,513

Total purchase price	143,783

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current assets including cash of $32,232	35,716
Current liabilities	(16,387)
Long-term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	142,204

Goodwill	$1,579

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average
	amortization	Amortization per
	(years)	year
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683
The following is a summary of the acquired identifiable intangible assets as of September 30, 2011:

	Gross	Accumulated	Net Book
	Amount	Amortization	Value
Description
Favorable lease terms	$57,070	$(4,708)	$52,362
Unfavorable lease terms	(5,819)	720	(5,099)

Balance September 30, 2011	$51,251	$(3,988)	$47,263

NOTE 5: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consisted of the following:

	September	December
	30, 2011	31, 2010
Cash on hand and at banks	$16,254	$16,117
Short-term deposits	26,424	45,243

Total cash and cash equivalents	$42,678	$61,360

     Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of September 30, 2011, restricted cash was $33,981 and will be used mainly for the future installments for vessel deposits, loan repayments and interest.
NOTE 6: VESSELS, NET

		Accumulated	Net Book
	Cost	Depreciation	Value
Vessels
Balance at December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (note 4)	419,500	(7,068)	412,432

Balance at December 31, 2010	$538,751	$(9,092)	$529,659
Additions	225,424	(23,541)	201,883

Balance at September 30, 2011	$764,175	$(32,633)	$731,542

     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean —built chemical tanker, for a total cost of $31,774. Cash paid was $4,533 and $27,241 was transferred from vessel deposits.
     On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119,077. Cash paid was $28,932 and $90,145 was transferred from vessel deposits.
     On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt, for a total cost of $42,430 that was paid through cash. Favorable lease terms recognized through this transaction amounted to $5,128 and the balance of $37,302 was classified under vessels, net.
     On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt for a total cost of $42,490 that was paid through cash. Favorable lease terms recognized through this transaction amounted to $5,219 and the balance of $37,271 was classified under vessels, net.
     Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of September 30, 2011, Navios Acquisition vessel deposits amounted to $233,026 out of which $161,292 was financed through loans, $1,649 was financed through the issuance of preferred shares (see note 15) and the balance from existing cash. For the nine month period ended September 30, 2011, $117,386 was transferred to vessels.
NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of September 30, 2011 and December 31, 2010 consisted of the following:

	Acquisition	Accumulated	Transfer	Net Book Value
	Cost	Amortization	to Vessel Deposits	September 30, 2011
Purchase options	$3,158	$—	$(3,158)	$—
Favorable lease terms	67,417	(5,376)	—	62,041

Total Intangible assets	70,575	(5,376)	(3,158)	62,041

Unfavorable lease terms	(5,819)	720	—	(5,099)

Total	$64,756	$(4,656)	$(3,158)	$56,942

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)

	Acquisition	Accumulated	Net Book Value
	Cost	Amortization	December 31, 2010
Purchase options	$3,158	$—	$3,158
Favorable lease terms	57,070	(1,236)	55,834

Total Intangible assets	60,228	(1,236)	58,992

Unfavorable lease terms	(5,819)	208	(5,611)

Total	$54,409	$(1,028)	$53,381

     Amortization (expense)/income of favorable and unfavorable lease terms for the periods ended September 30, 2011 and 2010, is presented in the following table:

	Nine Month Period Ended		Three Month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Unfavorable lease terms	$512	$37	$171	$37
Favorable lease terms charter-out	(4,140)	(219)	(2,022)	(219)

Total	$(3,628)	$(182)	$(1,851)	$(182)

The aggregate amortizations of acquired intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter
Favorable lease terms	$8,646	$8,646	$8,426	$5,005	$4,959	$26,359
Unfavorable lease terms	(683)	(683)	(683)	(683)	(683)	(1,684)

Total	$7,963	$7,963	$7,743	$4,322	$4,276	$24,675

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
NOTE 8: GOODWILL
     Goodwill as of September 30, 2011 and December 31, 2010 consisted of the following:

Balance December 31, 2009	$—
VLCC Acquisition (Note 4)	1,579

Balance December 31, 2010	1,579
Additions	—

Balance September 30, 2011	$1,579

NOTE 9: DIVIDEND PAYABLE
     On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 12, 2011 to stockholders of record as of December 8, 2010.
     On February 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on April 5, 2011, to stockholders of record as of March 16, 2011.
     On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on July 6, 2011, out of which $2,037 was paid to the stockholders of record as of June 15, 2011 and $384 was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see related party transactions note 13).
     On August 13, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the second quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on October 5, 2011, out of which $2,037 was paid to the stockholders of record as of September 22, 2011 and $384 was paid to the holders of 1,000 shares of Series C preferred stock.
     As of September 30, 2011, Navios Acquisition paid a dividend of $81 to the holders of the 540 shares of Series B preferred stock.
NOTE 10: ACCRUED EXPENSES
     Accrued expenses as of September 30, 2011 and December 31, 2010 consisted of the following:

	September 30,	December 31,
	2011	2010
Accrued voyage expenses	$1,234	$434
Accrued loan interest	19,802	7,849
Accrued legal and professional fees	1,388	936

Total accrued expenses	$22,424	$9,219

NOTE 11: BORROWINGS

September 30,
2011
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$111,666
BNP Paribas S.A. and DVB Bank SE	36,175
DVB Bank SE and ABN AMRO Bank N.V.	47,517
Marfin Egnatia Bank S.A.	—
Eurobank Ergasias S.A. $52.2 million	34,200
Eurobank Ergasias S.A. $52.0 million	15,600
ABN AMRO Bank N.V.	54,750
Ship Mortage Notes	505,000
Navios Holdings Loan	36,000

Total borrowings	840,908
Less: current portion	(12,548)
Add: bond premium	2,142

Total long-term borrowings	$830,502

Long-Term Debt Obligations and Credit Arrangements
Senior Notes
     Ship Mortgage Notes: In October 2010, Navios Acquisition issued the $400,000 of 8 5/8% First Priority Ship Mortgage Notes (the “Existing Notes”) due on November 1, 2017. The Existing Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, Navios Acquisition filed a registration statement enabling

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
the holders of the Notes to exchange the privately placed notes with publicly registered Notes with identical terms, which registration statement went effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged. The Existing Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Following the issuance of the Existing Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility.
     On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $105,000 of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104,738 were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80,000 revolving credit facility with Marfin Egnatia Bank.
     The Additional Notes are identical to the $400,000 of Existing Notes. The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several bases by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes. A Registration Statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011 we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, 100% of the outstanding Additional Notes were exchanged.
     The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Notes rank evenly with the Existing Notes. Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.
Credit Facilities
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $111,666 was outstanding amount under this facility and $36,834 remains to be drawn.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose to partially finance the acquisition costs of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $36,175 was drawn under this facility.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, the outstanding amount under this facility was $47,517.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. On August 10, 2011 the amount of $12,150 was drawn from this facility to partially finance the initial instalment of an MR2 vessel that will be delivered in 2012. There was no balance on the loan as of September 30, 2011 as it was fully repaid as of September 30, 2011.
     EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345, each with a final balloon payment of $15,060, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) 275 bps, thereafter. The loan also requires compliance with certain financial covenants. As of September 30, 2011 $34,200 was drawn under this facility.
     EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $15,600 was drawn under this loan agreement.
     ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of September 30, 2011, $54,750 was drawn under this loan agreement ($27,375 from each of the two tranches).
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of September 30, 2011, the outstanding amount under this facility was $36,000 included under loans due to related parties and interest accrued under this facility of $57, included under due to related parties. Pursuant to an amendment dated November 8, 2011 the maturity of the facility was extended until December 2014.
     As of September 30, 2011, the Company was in compliance with its covenants for all of its debt.

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
Guarantees
     The Company’s 8 5/8% Notes (consisting of the Existing Notes and the Additional Notes) are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The Company does not have any independent assets or operations.
     The maturity table below reflects the principal payments of all Notes and credit facilities outstanding as of September 30, 2011 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2016 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates through 2013.

Long-Term Debt Obligations:	September 30, 2011
Year
September 30, 2012	$12,548
September 30, 2013	12,548
September 30, 2014	12,548
September 30, 2015	47,157
September 30, 2016	41,598
September 30, 2017 and thereafter	714,509

Total	$840,908

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.
     Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.
     Ship Mortgage Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.
     Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

	September 30, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$42,678	$42,678	$61,360	$61,360
Restricted cash	$33,981	$33,981	$33,799	$33,799
Accounts receivable	$4,977	$4,977	$4,479	$4,479
Accounts payable	$842	$842	$3,454	$3,454
Other Long-term debt, including ship mortgage notes	$807,050	$726,250	$709,418	$716,170
Loans due to related party	$36,000	$36,000	$12,391	$12,391
NOTE 13: TRANSACTIONS WITH RELATED PARTIES
     On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President — Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65 ($75) was paid by Navios Holdings. The compensation was reimbursed to Navios Holdings on November 10, 2010.
     Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition (see note 15). As of September 30, 2011, dividends paid to Navios Holdings amounted to $384 and dividends payable amounted to $384.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012.

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of September 30, 2011, the outstanding amount under this facility was $36,000 included under loans due to related parties and interest accrued under this facility of $57, included under due to related parties. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014.
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first two years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Total management fees for each of the nine month periods ended September 30, 2011 and 2010 amounted to $25,408 and $2,548, respectively and for the three months periods ended September 30, 2011 and 2010 amounted to $9,768 and $2,534, respectively. Deferred dry dock and special survey cost, net for nine month period ended September 30, 2011 amounted $13,672.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the nine month period ended September 30, 2011, administrative services rendered by the Manager amounted to $1,077 and for the three month period ended September 30, 2011 administrative services rendered by the Manager amounted to $423.
     Balance due to related parties: Amounts due to related parties as of September 30, 2011 was $29,272, which represented the account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of management fees administrative fees, dry-docking and other expenses. Amounts due to related parties as of December 31, 2010 was $6,080, which represented the current account payable to Navios Holdings and its subsidiaries.
     Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
NOTE 14: COMMITMENTS AND CONTINGENCIES
     As of September 30, 2011, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through March 2013.
     The future minimum commitments by period as of September 30, 2011, of Navios Acquisition under its ship building contracts, were as follows:

Amount
September 30, 2012	$211,737
September 30, 2013	46,208

$257,945

NOTE 15: PREFERRED AND COMMON STOCK
Preferred Stock
     As of September 30, 2011, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.
     On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. The shares of Series C Preferred Stock were recorded at fair value of the common stock exchanged which totalled $30,474, using the common stock price on March 30, 2011 of $3.97. The impact of the exchange (other than the par value of the common and preferred stock) was recorded net in Additional-Paid-In-Capital.
     As of September 30, 2011 and December 31, 2010, 4,540 and 3,540 shares of preferred stock were issued and outstanding, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)
Common Stock
     As of September 30, 2011, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.
          Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.
Warrant Exercise Program
     On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of public warrants had the opportunity to exercise the public warrants on enhanced terms through August 27, 2010.
     The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain private warrants on the same terms available to the public warrants during the Warrant Exercise Program.
     On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program. As of September 30, 2011, the Company had outstanding 6,037,994 publicly traded warrants which are classified as equity, since they cannot be cash settled.
     As a result of the above:
•	19,246,056 public warrants (76.13% of the public then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 public warrants for one share of common stock;

•	$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the public warrants by payment of $5.65 cash exercise price, and 13,850,000 private warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer; Total expenses associated with the Warrant Exercise Program were $3,364.

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively; and

•	18,412,053 new shares of common stock were issued.
NOTE 16: SEGMENT INFORMATION
     Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region
     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Europe	$3,135	$3,102	$9,117	$3,129
Asia	27,992	5,000	73,157	4,999

Total	$31,127	$8,102	$82,274	$8,128

NOTE 17: LOSS PER COMMON SHARE
     Loss per share is calculated by dividing net loss available to common stockholders by the average number of shares of common stock of Navios Acquisition outstanding during the period excluding the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 for the VLCC Acquisition which were deposited into a one year escrow to provide for indemnity and other claims (see Note 19 of the condensed consolidated interim financial statements included herein). Net loss for the nine month period ended September 30, 2011 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock.
     Potential preferred shares and shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Numerator:
Net loss	$(2,767)	$(6,512)	$(6,372)	$(9,118)
Incremental fair value of securities offered to induce warrants exercised	—	(647)	—	(647)
Dividend declared on preferred shares Series B	(27)	—	(81)	—
Undistributed loss attributable to Series C participating preferred shares	456	—	983	—
Loss attributable to common stockholders	(2,338)	(7,159)	(5,470)	(9,765)

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except share data)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Denominator:
Denominator for basic net loss per share — weighted average shares	39,356,450	27,819,339	41,858,882	29,131,128

Denominator for diluted net loss per share — adjusted weighted average shares	39,356,450	27,819,339	41,858,882	29,131,128

Basic net loss per share	$(0.06)	$(0.26)	$(0.13)	$(0.34)

Diluted net loss per share	$(0.06)	$(0.26)	$(0.13)	$(0.34)
NOTE 18: INCOME TAXES
     Marshall Islands, Cayman Islands, British Virgin Islands and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cayman Islands, British Virgin Islands and Hong Kong, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel management fees in the accompanying consolidated statements of income.
     Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.
NOTE 19: SUBSEQUENT EVENTS
     On November 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2011 of $0.05 per share of common stock payable on January 5, 2012 to stockholders of record as of December 15, 2011. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.
     On October 28, 2011, the charter contracts of the Colin Jacob and Ariadne Jacob were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million payable in installments until June 2015, to compensate for early termination of the charters and to cover any outstanding receivables.
     On November 4, 2011, from the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers. As a result, the total purchase consideration was reduced by $1,200 and current liabilites increased by $1,200.
     Pursuant to an agreement dated November 8, 2011, the Navios Holdings $40,000 credit facility was extended from April 2012 to December, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 15, 2011